Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

February 6, 2006

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Fiserv, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Form 8-K filed on October 21, 2005 File No. 001-14918

Dear Mr. Skinner:

        On behalf of Fiserv, Inc. (the “Company”), the following are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 25, 2006 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated January 25, 2006 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.

        If the Company’s responses are satisfactory, the Company respectfully requests that the changes be made prospectively in the Company’s next Form 10-Q for the quarter ending March 31, 2006. The Company is currently finalizing its year-end annual report for printing by February 10th for its annual meeting to take place on April 6, 2006. The Company believes that the comments improve disclosure. The comments relate to a modified presentation of the components of revenue and expenses and do not impact the Company’s operating income or earnings per share or total amount of revenues or expenses to be reported. In addition, as noted below in the response to comment number 3, the changes will require significant effort and time by the Company to comply with the Staff’s recommendations.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income

1.	We have read your response to prior comment number 1 and it remains unclear to us why you believe that Rule 5-03 of Regulation S-X does not require you to separately report revenues related to your pharmacy network contracts. In this regard, we note that these revenues appear to be generated from the delivery of prescription drugs to your clients and you appear to be the principal in these transactions. We do not find your argument that you do not hold or acquire inventories to be persuasive under these circumstances. Please revise your presentation accordingly.

Mr. Brad Skinner
February 6, 2006

Company Response:

        The Company will revise its income statement presentation to break out revenue related to pharmacy network contracts as product revenue for all reported periods in prospective filings starting with the Form 10-Q for the quarter ending March 31, 2006. See response to comment number 3.

2.	Please revise the discussion of your pharmacy network contracts within your business section to mirror the accounting presentation. In other words, clearly state that these transactions represent product sales of prescription drugs.

Company Response:

        The Company will revise the description of its Health segment in the business section of its Form 10-K for the year ended December 31, 2005 to be filed by the end of February as set forth in the following paragraph.

        “Fiserv’s pharmacy benefit management (“PBM”) businesses are responsible for designing, implementing and administering benefit plans aimed at reducing the cost of prescription drug use. When a prescription is presented by a member to a retail pharmacy within the PBM’s network, the PBM is solely responsible for confirming member eligibility, performing drug utilization review, communicating plan provisions to the pharmacy, directing payment to the pharmacy and billing the client for the amount that the PBM is contractually obligated to pay for the prescription dispensed as specified within client contracts. Fiserv’s PBMs act as a principal in the arrangement under applicable accounting guidance, EITF 99-19, and therefore Fiserv’s revenue is deemed to be derived from prescription product sales based on payments received by the Company from its clients for prescriptions, and payments made by the Company to the network pharmacy providers are reflected as a product cost in the Company’s cost of revenues”.

        The Company will add additional disclosure in its Form 10-K for the year ending December 31, 2006 to discuss the accounting presentation and expand as appropriate.

3.	We have reviewed your response to prior comment number 2 regarding your income statement presentation and note that you have not directly addressed compliance with Rule 5-03 of Regulation S-X. Rather, it appears that your response focuses more on providing readers with a view of the company through management’s eyes and with providing information used to evaluate performance. While we acknowledge that these are important disclosure objectives, we believe that these may be more appropriately accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 33-8350 and segment data in accordance with SFAS 131. In addition, the factors identified in your response do not appear to be relevant in assessing compliance with Rule 5-03 of Regulation S-X. Separately, it appears that your proposed change may result in a presentation that is not in compliance with Rule 5-03(2). Please address your compliance with Rule 5-03 of Regulation S-X as originally requested in prior comment number 2.

Mr. Brad Skinner
February 6, 2006

Company Response:

        In response to the Staff’s comment, the Company will present information in its income statement in the following format beginning with its Form 10-Q for the quarter ending March 31, 2006 (and the Form 10-K for the year ending December 31, 2006) along with comparative prior period information as follows:

Revenues:
   Processing and services
   Product
Total

Expenses:
   Cost of processing and services
   Cost of product
   Selling, general and administrative
Total

Operating income

        The Company will continue to use the same or similar captions below operating income consistent with its current income statement presentation.

        As the Company has described in previous letters to the Staff, the Company reported over $4.0 billion in revenues and $3.3 billion in operating expenses in 2005. The Company’s internal reporting system has captured both revenue and expense data for the last 22 years in a similar format as indicated in the Company’s historical consolidated income statement. The Company has not tracked selling, general and administrative expenses or cost of products/services sold as categories on its detailed internal or external financial statements.

        The Company will need to determine what types of expenses will be categorized as cost of product, cost of service and selling, general and administrative expenses. The Company will need to accumulate this information at each of its individual business units (approximately 75) and review such information in detail, to ensure the accuracy and integrity of the data. The data accumulation task of breaking out historical selling, general and administrative expenses and revenue/cost of products and services for prior years will take a significant amount of time and resources to complete. Accordingly, the Company respectfully requests that the changes to its income statement presentation be made prospectively in the Company’s next Form 10-Q for the quarter ending March 31, 2006 instead of its Form 10-K for the year ended December 31, 2005. The Company will plan on having two quarters of information (i.e., first quarter 2005 and 2006) available by the filing deadline for its Form 10-Q for the quarter ending March 31, 2006.

Mr. Brad Skinner
February 6, 2006

        In addition, the Company will add the following language to its MD&A in its 2005 Annual Report to Shareholders, which will be incorporated by reference into its Form 10-K for the year ended December 31, 2005, to give the reader additional disclosure around the components of total revenues and additional modifications to be made to the income statement prospectively.

        “For the years ended December 31, 2005, 2004 and 2003, total revenues included approximately $xxx million, $xxx million and $xxx million of prescription product and software license revenue, respectively. Beginning in the first quarter of 2006, we intend to modify our income statement presentation to present separately services and product revenues and related cost of revenues along with separate disclosure of selling, general and administrative expense.”

*  *  *

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (262) 879-5513.

Very truly yours, /s/ Thomas J. Hirsch Senior Vice President and Corporate Controller

cc:	Chauncey Martin, Staff Accountant Mark Kronforst, Senior Staff Accountant U.S. Securities and Exchange Commission